SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 26, 2003

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item

1.	Free translation of a letter to the CONASEV dated March 17, 2003, regarding the redemption of the 25th Issue, Serial B of the Second Program of Telefónica del Perú Commercial Papers.

2.	Free translation of a letter to the CONASEV dated March 19, 2003, regarding the result of the 26th Issue of the Second Program of Telefónica del Perú Commercial Papers.

3.	Free translation of a letter to the CONASEV dated March 20, 2003, regarding Telefónica del Perú S.A.A.’s partial payment of a loan signed with Telefónica Internacional S.A.

4.	Free translation of a letter to the CONASEV dated March 21, 2003, regarding the redemption of the 23rd Issue, Serial B of the Second Program of Commercial Papers.

5.	Free translation of a letter to the CONASEV dated March 21, 2003, regarding the dates scheduled for the payment of the 8th Issue, Serial A of the Second Program of Telefónica del Perú Bonds.

1

TRANSLATION

ITEM 1

GGF-220-A-0226-03

Lima, March 17, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the by-laws related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, approved by CONASEV Resolution No. 141-1998-EF/94.10, we inform you the redemption of the 25th Issue, Serial B of the Second Program of Telefonica del Peru Commercial Papers, with the following characteristics:

Issue	Serial	Term	Date of Issue	Maturity	Nominal Price
Twenty-fifth	B	120 days	15.11.02	15.11.03	S/. 4,000,000.00

Sincerely yours,

Julia María Morales Valentín

Representative to the Stock Exchange

TRANSLATION

ITEM 2

March 19, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re: Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the by laws related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the result of the of 26th Issue, of the Second Program of Telefónica del Peru Commercial Papers, inscribed in the Capital Markets Public Records as per Resolution No. 009-2002/EF/94.11.

Serial	:	D

Amount	:	USD 20,000,000

Date of Issue	:	March 19, 2003

Maturity Date	:	March 3, 2004

We would also like to inform that there is a remaining balance of US$ 40,000,000.00 within the 26th issue.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

TRANSLATION

Item 3

March 20, 2003

Messers.

REGISTRO PÚBLICO DEL MERCADO DE VALORES

CONASEV

Lima.-

Re:	Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the by laws related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that today we have made a partial payment of the loan in Yens signed with Telefónica Internacional S.A., for an amount of JPY 4,690,800.00.

At the same time, we inform you that we will continue paying the loan in Yens signed with Telefónica Internacional S.A., in trenches or totally, if the conditions of the market is favorable, as well as if the financial situation of the company will allow it.

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representantive

TRANSLATION

Item 4

GCF-220-A1-0230-03

Lima, March 21, 2003

Messers.

Comisión Nacional Supervisora

De Emrpesas y Valores – CONASEV

Lima.-

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the by laws related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you about the redemption of the 23rd Issue, Serial B of of the Second Program of Commercial Papaers, under the following characteristics:

Issue	Serial	Term	Date of Issue	Date of Maturity	Nominal Value

23rd	B	210	23.08.02	21.03.03	US$6,000,000

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

ITEM 5

TRANSLATION

Lima, March 21, 2003

Messers

REGISTRO PÚBLICO DEL MERCADO DE VALORES

COMISIÓN NACIONAL SUPERVISORA

DE EMPRESAS Y VALORES – CONASEV

Lima.-

Re:	Key Events

Dear Sirs,

According to the request of the Lima Stock Exchange through their letter EMI-415/2003, we send you the dates scheduled for the payment of the Eighth Issue, Serial A of the Second Program of Telefónica del Perú Bonds, inscribed in the Capital Markets Public Records by Resolution No. 023-2003-EF/94.11 of March 10, 2003:

Coupon	Maturity Date	Date of Payment

1	14/09/2003	15/09/2003

2	14/03/2003	15/03/2004

3	14/09/2004	14/09/2004

4	14/03/2005	14/03/2005

Sincerely yours,

Julia María Morales Valentín

Stock Exchange Representative

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Date: March 26, 2003	By:	/s/ JULIA MARÍA MORALES VALENTÍN
		Name:	Julia María Morales Valentín
		Tittle:	General Counsel of Telefónica del Perú S.A.A.